Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED MAY 31, 2014

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-month periods ended May 31, 2014 as compared to the three- and six-month periods ended May 31, 2013. This MD&A is dated July 8, 2014, was approved by our Audit Committee, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2014, as well as the MD&A and audited consolidated financial statements including the notes thereto as at November 30, 2013. The interim consolidated financial statements for the three- and six-month periods ended May 31, 2014 have not been reviewed by our auditors.

The financial information contained in this MD&A and in our unaudited interim consolidated financial statements and audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. All monetary amounts set forth in this MD&A are expressed in Canadian dollars, except where otherwise indicated. References to $ and C$ are to Canadian dollars and references to US$ are to U.S. dollars.

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. The use of EGRIFTA™ refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. Tesamorelin refers to the use of tesamorelin for the potential treatment of other diseases. EGRIFTA® is our registered trademark in the United States and it is used in that country to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Additional information about the Company can be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life.

Our first product, EGRIFTA™ (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. From January 10, 2011 until April 30, 2014, EGRIFTA™ was marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008, and subsequently amended in April 2012, or EMD Serono Agreement. On December 13, 2013, we entered into a termination and transfer agreement with EMD Serono, or EMD Serono Termination Agreement, in order to regain all of the commercialization rights to EGRIFTA™ in the United States. The transaction closed on May 1, 2014.

The regaining of the US commercialization rights to EGRIFTA™ is having a significant impact on the nature of our business and, as a consequence, on our financial reporting after the May 1, 2014 closing date. Our revenues now include the full proceeds of sales of EGRIFTA™ to wholesalers and our expenses encompass all of the marketing and distribution expenses previously incurred by EMD Serono. We also have new financial obligations in the form of debt and royalties payable to EMD Serono.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

We are moving forward in the US market under a specialty pharmaceutical business model that is solely focused on our own product. All US activities are aimed directly at elevating the importance of treating excess abdominal fat in HIV-infected patients with lipodystrophy, for patients, health-care providers and third-party payors. Our goal is to increase the patient base, which will ultimately lead to higher revenues and cash flow. We also plan to leverage our US commercial experience to enhance our worldwide partnership initiatives, helping us to drive performance and become more proactive and responsive to partners’ needs.

On June 9, 2014, we announced that the United States Patent and Trademark Office, or USPTO, has issued a patent term extension certificate for tesamorelin. Pursuant to this certificate, the USPTO has extended the term of US patent No. 5,861,379 (tesamorelin composition of matter patent) by five years until May 2020.

Technical issues observed during the production of EGRIFTA™ in its 2 mg presentation caused us to suspend manufacturing on February 14, 2014 and there is currently no inventory in the distribution network. In order to replenish inventory and resume shipping as soon as possible, we have temporarily reverted to the initial presentation of EGRIFTA™ (1 mg vial), which was problem free during the first two years of marketing the product. Regulatory clearance for this change has been obtained from the FDA. We have produced a batch of EGRIFTA™ in the 1 mg presentation, which is currently undergoing routine testing and should be available for distribution to patients between mid-August and mid-September 2014.

On April 30, 2014, we announced that we received a notice of compliance (regulatory approval) for EGRIFTA™ from Health Canada. We also announced that as of the same date, we entered into a termination agreement with Actelion Pharmaceuticals Canada Inc. (our former commercial partner for the Canadian market), pursuant to which we regained all of the rights to EGRIFTA™ in Canada. As a result, we are now preparing a Supplemental New Drug Submission, or SNDS, seeking approval for EGRIFTA™ in its 1 mg presentation. In the meantime we are laying plans for reimbursement programs, applying for permits and developing a marketing strategy for the Canadian market. Our marketing plan will incorporate key learnings from our experience in the United States.

In order to expand the commercial distribution of EGRIFTA™ globally, we have also granted exclusive commercialization rights to an affiliate of sanofi, or sanofi, for Latin America, Africa and the Middle East. Currently, the largest potential markets in sanofi’s territory are Brazil and Mexico and sanofi is focusing its efforts on marketing authorization applications in these two countries. In June 2014, sanofi informed us that the Brazilian regulatory authority has issued a Good Manufacturing Practices, or GMP, certificate for our third-party manufacturer of EGRIFTA™. Receipt of the GMP certificate has allowed the marketing authorization application in Brazil to proceed.

We have exclusive commercialization rights for EGRIFTATM in the rest of the world. We believe that most of the potential lies in Europe where our strategy is to seek commercial partners who can help us pursue alternative approaches including filing only in certain European countries and dispensing EGRIFTA™ by way of named patient programs.

In June 2014, we settled a dispute with the Canada Revenue Agency in respect of an investment tax credit refund claim related to our 1994 and 1995 taxation years, resulting in a refund of $4,110,000 which was recorded in the second quarter. This refund was received on July 3, 2014.

We currently have sufficient funding to manage the interruption we are experiencing in our revenue stream. If, however, we encounter significant delays in re-distributing EGRIFTATM, we may require additional funds in the next 12 months in order to meet our obligations and sustain operations. See “Financial Position” below.

Revenues

Prior to the closing of the EMD Serono Termination Agreement on May 1, 2014, our revenues were mainly composed of sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which included milestone payments and the amortization of the initial payment received upon the closing of the EMD Serono Agreement. From May 1, 2014, on, our revenues are primarily sales of EGRIFTA™ to customers. Consolidated revenue for the three- and six-month periods ended May 31, 2014 were $2,393,000 and $4,065,000 compared to $2,331,000 and $4,130,000 in the comparable periods of fiscal 2013.

	2014	2013	2014	2013
(in thousands of Canadian dollars)	(3 months)		(6 months)

Sale of goods	—	996	675	1,447
Amortization of upfront payment	2,450	463	2,770	927
Royalties	(57)	872	620	1,756
Revenue	2,393	2,331	4,065	4,130

Revenue generated from the sale of goods in the three- and six-month periods ended May 31, 2014 was nil and $675,000 compared to $996,000 and $1,447,000 in the comparable periods of fiscal 2013. Shipments to EMD Serono in the first quarter of 2014 represented all of the goods that were available in inventory and, with manufacturing suspended, there were no goods available for sale in the second quarter.

With the closing of the EMD Serono Termination Agreement on May 1, 2014, we are no longer amortizing the initial payment of $27,097,000 received upon the closing of the EMD Serono Agreement. Consequently, all of the $2,450,000 unamortized balance of the initial payment was recognized as revenue in the second quarter of 2014.

The lower sale of goods described above had a direct impact on royalties, which are almost entirely derived from the sales of EGRIFTA™ by EMD Serono. The lower royalties necessitated the adjustment of previous management estimates and resulted in the reported negative royalty revenue of $(57,000) in the three-month period ended May 31, 2014 and downward adjusted royalty revenue of $620,000 in the six-month period ended May 31, 2014, compared to $872,000 and $1,756,000 in the comparable periods of fiscal 2013.

Cost of Sales

The cost of sales in the three- and six-month periods ended May 31, 2014 was $14,000 and $1,639,000 compared to $1,065,000 and $1,733,000 in the comparable periods of fiscal 2013. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2014 amounted to nil in the three-month period and $600,000 in the six-month period compared to $864,000 and $1,262,000 in the comparable periods of fiscal 2013. Unallocated production costs were $14,000 and $1,039,000 in the three- and six-month periods ended May 31, 2014 compared to $201,000 and $471,000 in the comparable periods of fiscal 2013. The higher unallocated production costs in the six-month period ended May 31, 2014 are due largely to inventory write downs related to the manufacturing issues in the first quarter.

R&D Expenses

R&D expenses, net of tax credits, in the three- and six-month periods ended May 31, 2014 were $2,121,000 and $3,417,000 compared to $1,791,000 and $3,246,000 in the comparable periods of fiscal 2013. R&D expenses are largely made up of expenses for the two Phase 4 clinical trials currently being conducted. Expenses related to the diabetic retinopathy study were $1,186,000 and $1,856,000 for the three and six-month periods ended May 31, 2014, compared to $856,000 and $1,619,000 in the comparable periods of fiscal 2013. Expenses for the long-term safety study were $232,000 and $432,000 for the three and six-month periods ended May 31, 2014, compared to $210,000 and $342,000 in the comparable periods of fiscal 2013.

Selling and Market Development Expenses

Selling and market development expenses amounted to $2,148,000 and $3,527,000 for the three- and six-month periods ended May 31, 2014, compared to $69,000 and $131,000 in the comparable periods of fiscal 2013. The significant increase in expenses in fiscal 2014 is principally due to organization building and marketing initiatives tied to our reacquired commercialization rights for EGRIFTA™ in the United States market. In future periods, selling and market development expenses are expected to continue to be higher than in the past as we assume full responsibility for EGRIFTA™ marketing in the United States. In addition, following the closing of the EMD Serono Termination Agreement on May 1, 2014, selling and market development expenses now include the amortization of the $16,063,000 intangible asset value established for the EGRIFTA™ commercialization rights. This amortization expense amounted to $144,000 in the three-month period ended May 31, 2014.

General and Administrative Expenses

General and administrative expenses amounted to $1,370,000 and $2,340,000 in the three- and six-month periods ended May 31, 2014, compared to $906,000 and $1,873,000 in the comparable periods of fiscal 2013. The increase in expenses in 2014 is largely temporary in nature and is principally due to professional fees.

Restructuring Costs

There were no restructuring costs in the three- and six-month periods ended May 31, 2014. In the first three months of fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,093,000. The recovery came as a result of a lease amendment agreement entered into in April 2013, which eliminated the remaining $3,133,000 of an onerous lease provision established in conjunction with restructuring initiatives in 2012.

Net Financial Income

Finance income for the three- and six-month periods ended May 31, 2014 was $123,000 and $228,000 compared to $166,000 and $326,000 in the comparable periods of fiscal 2013. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three-month period ended May 31, 2014 were $46,000 which included $170,000 of accretion on the $15,239,000 debt owed to EMD Serono for the early termination of the EMD Serono Agreement, offset by a foreign exchange gain of $216,000. For the six-month period ended May 31, 2014, finance costs were $13,000, which was principally the $170,000 of debt accretion, offset by a foreign exchange gain of $196,000. Finance costs were $31,000 and $71,000 in the comparable three- and six-month periods of fiscal 2013.

Federal Investment Tax Credits

The Company settled a dispute with the Canada Revenue Agency in respect of an investment tax credit refund claim related to its 1994 and 1995 taxation years, resulting in a refund of $4,110,000 ($1,650,000 of investment tax credit refund and $2,520,000 in interest less associated fees). There were no items of this nature in the comparable periods of fiscal 2013.

The $1,650,000 of investment tax credit reduces the unused and unrecorded federal tax credits listed in note 11 of our November 30, 2013 consolidated financial statements.

Net Profit/Loss

Taking into account the revenue and expense variations described above, the net profit for the three-month period ended May 31, 2014 was $1,007,000, compared to a net loss of $1,382,000 in the comparable period of fiscal 2013. For the six-month period ended May 31, 2014, the net loss was $2,527,000, compared to a net profit of $478,000 in the comparable period of fiscal 2013. On a per share basis, the net profit was $0.02 in the three-month period May 31, 2014 compared to net loss of $(0.02) in the comparable period of fiscal 2013. In the six-month period ended May 31, 2014, the net loss was $(0.04) compared to a net profit of $0.01 in the comparable period of fiscal 2013.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

	2014		2013				2012
(In thousands of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Sale of goods	—	$675	$311	$786	$996	$451	$1,375	$1,725
Upfront and milestone payments	$2,450	$320	$320	$463	$463	$464	$868	$1,070
Royalties and license fees	$(57)	$677	$615	$928	$872	$884	$1,656	$1,027
Revenue	$2,393	$1,672	$1,246	$2,177	$2,331	$1,799	$3,899	$3,822
Net profit (loss)	$1,007	$(3,534)	$(2,598)	$(1,935)	$(1,382)	$1,860	$(4,341)	$(698)
Basic and diluted profit (loss) per share	$0.02	$(0.06)	$(0.04)	$(0.03)	$(0.02)	$0.03	$(0.07)	$(0.01)

Revenue from the sale of goods in the second quarter of 2014 was nil due to a lack of inventory following the suspension of EGRIFTA™ manufacturing on February 14, 2014.

Revenue generated from sale of goods declined in fiscal 2013, reflecting lower shipments to EMD Serono and a lower selling price. The lower level of shipments was largely due to reductions in EMD Serono’s inventory as well as to a supply shortage, which occurred in the fourth quarter as a result of the manufacturing problems encountered earlier in the year. The lower selling price in 2013 was the result of the introduction of the new single-vial presentation of EGRIFTA™ in October 2012.

With the closing of the EMD Serono Termination Agreement on May 1, 2014, the initial payment of $27,097,000, received upon the closing of the EMD Serono Agreement, is no longer being amortized. Consequently, all of the $2,450,000 unamortized balance of the initial payment was recognized as revenue in the second quarter of 2014.

The lower sale of goods in the first two quarters of 2014 had a direct impact on royalties, which are almost entirely derived from the sales of EGRIFTA™ by EMD Serono. The lower royalties necessitated the adjustment of previous management estimates and resulted in the reported negative royalty revenue of $(57,000) in the second quarter of 2014 and a downward adjustment in reported royalty revenue from $677,000 to $620,000 in the first quarter of 2014.

The royalties and license fees reported for the fourth quarter of fiscal 2012 are for the 5-month period from July 1, 2012 to November 30, 2012 as they include royalties actually received in the three months ended September 30, 2012 as well as an amount of $699,000 based on management’s estimate of the royalties earned on EGRIFTA™ sales in October and November 2012.

The net profit reported in the second quarter of 2014, includes $4,110,000 received in settlement of a dispute over an investment tax credit refund claim related to our 1994 and 1995 taxation years.

The net loss reported in the fourth quarter of fiscal 2012 includes restructuring costs of $4,526,000.

The net profit in the first quarter of 2013 resulted from the elimination of an onerous lease provision in the amount of $3,093,000, which was no longer required following the signing of an amended lease agreement with our landlord.

Financial Position

Cash flows used in operating activities for the three- and six-month periods ended May 31, 2014 were $3,474,000 and $5,779,000 compared to $4,071,000 and $6,955,000 in the comparable periods of fiscal 2013. As at May 31, 2014, liquidities, which include cash and bonds, amounted to $5,552,000 and tax credits and grants receivable amounted to $4,170,000 for a total of $9,722,000 compared to $12,353,000 at November 30, 2013.

On December 13, 2013, the Company announced that it had reached an agreement with EMD Serono to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTATM in the United States. The closing of the transaction occurred on May 1, 2014. Operations of the Company have significantly changed upon the completion of the EMD Serono transaction which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee (note 10 – long term debt) will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTATM and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced. The Company ceased manufacturing again and there is no longer any inventory of EGRIFTATM available. As a result of the manufacturing difficulties, the Company undertook to carry out work to evaluate its current manufacturing process. A plan has been developed based upon temporarily reverting to the initial presentation of EGRIFTATM (1 mg vial), which was problem free during the first two years of marketing the product. In June 2014, one batch of EGRIFTATM in the 1 mg presentation was produced, which is currently undergoing routine testing. While it is supplying market demand with the 1 mg presentation, the Company will continue to improve its 2 mg production cycle. Once it has confidence that the cycle is robust, the approval of the FDA to bring the 2 mg presentation back to market will be sought. The Company currently has sufficient funding to offset the interruption it is experiencing in its revenue stream. If, however, the Company encounters significant delays in re-establishing the supply chain, it may require additional funds in the next 12 months in order to meet its obligations and sustain operations.

These circumstances could result in a material uncertainty that could cast significant doubt about the Company’s ability to continue as a going concern.

Contractual Obligations

Under the terms of the EMD Serono Termination Agreement, the Company agreed to pay EMD Serono an increasing royalty, or Royalties, based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2014, the first of these events to occur.

Also under the terms of the EMD Serono Termination Agreement, the Company agreed to pay an early termination fee of US$20,000,000 ($21,684,000), or Early Termination Fee, evenly over a five-year period starting on the first anniversary of the closing date.

The obligation is initially recognized at fair value, calculated using the present value of expected payments, discounted using a risk-adjusted discount rate of 13.5%. Effective interest rate of 13.5% is calculated annually and accounted for in accretion of the obligation value.

In order to secure the payment of the Early Termination Fee, the Company agreed to grant EMD Serono a security interest on its present and future corporeal and incorporeal movable property related to EGRIFTATM until such time as the Early Termination Fee has been reimbursed in full to EMD Serono. Thereafter, the Company and EMD Serono agreed to reduce the security interest to all present and future, corporeal and incorporeal movable property related to EGRIFTATM in the United States only to secure the payment of the Royalties.

In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Company before November 1, 2015, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future Royalties. If such change of control occurs after November 1, 2015, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

Long-term obligation is payable as follows:

	Capital $	Accrued Interest $	Total $
Less than one year	2,302,000	2,035,000	4,337,000
Between one and five years	12,767,000	4,580,000	17,347,000
	15,069,000	6,615,000	21,684,000

The Company is responsible for all of the costs of the long-term observational safety study evaluating the safety of long-term administration of EGRIFTA™. The total costs of the study are estimated to average $2,600,000 per year, over a fifteen-year period. From the beginning of the study until May 31, 2014, $2,366,000 has been spent on this study. The Company is also responsible for the Phase 4 clinical trial to assess whether EGRIFTA™ increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The trial is estimated to cost $20,000,000. Expenditures to date amount to $6,363,000.

In the second quarter of 2014, the Company terminated its $1,800,000 revolving credit facility.

Financial Risk Management

Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The following are amounts due on the contractual maturities of financial liabilities as at May 31, 2014 and November 30, 2013:

	May 31, 2014
	Carrying amount $	Contractual amount $	Less than 1 year $	From 1 to 5 years $	More than 5 years $
Accounts payable and accrued liabilities	5,914,000	5,914,000	5,914,000	—	—
Long-term obligation	15,239,000	21,684,000	4,337,000	17,347,000	—
	21,153,000	27,598,000	10,251,000	17,347,000	—

	November 30, 2013
	Carrying amount $	Contractual amount $	Less than 1 year $	From 1 to 5 years $	More than 5 years $
Accounts payable and accrued liabilities	3,371,000	3,371,000	3,371,000	—	—
	3,371,000	3,371,000	3,371,000	—	—

Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily long term debt, sale of goods, and expenses incurred in US dollars.

From time to time, the Company enters into forward foreign exchange contracts. No forward foreign exchange contract was outstanding as of May 31, 2014 and November 30, 2013.

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statements of comprehensive income (loss) to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive income (loss). The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

May 31, 2014
US$
Cash	158,000
Accounts payable and accrued liabilities	(3,457,000)
Long-term obligation	(14,055,000)
Total exposure	(17,354,000)

November 30, 2013
US$
Cash	858,000
Trade and other receivables	408,000
Accounts payable and accrued liabilities	(1,356,000)
Total exposure	(90,000)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and long-term obligation bear no interest.

Recent Changes in Accounting Standards

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation: Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated statements of an entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated interim financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s consolidated interim financial statements.

Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19. The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes the costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits. The adoption of this standard had no impact on the Company’s consolidated interim financial statements.

Subsequent Event

In June 2014, a loss of $92,000 of materials was incurred related to manufacturing issues.

Outstanding Share Data

On July 7, 2014, the number of common shares issued and outstanding was 61,010,603 while outstanding options granted under our stock option plan were 1,862,669.

Internal Control

No change has occurred in our internal control over financial reporting during the period beginning on March 1, 2014 and ending on May 31, 2014.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our 2013 MD&A.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding: the timing to resume the distribution of EGRIFTATM in the United States, our capacity to increase the patient base of EGRIFTATM in the United States and to generate higher revenues and cash flow therefrom, our capacity to improve the 2 mg production cycle and the capacity of our commercial partner outside of the United States to obtain approval and commercialize EGRIFTATM in Brazil and Mexico.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the manufactured lot of EGRIFTATM will pass routine testing, no delay will be encountered in connection with the packaging or shipping of the new lot of EGRIFTATM recently manufactured, we will be able to increase our patient base in the United States demand for EGRIFTATM will increase over time in the United States despite the drug shortage, EGRIFTATM will be accepted by the marketplace in territories outside of the United States and will be on the list of reimbursed drugs by third-party payors in these territories, the relationships with our commercial partners and third-party suppliers will be conflict-free and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, but are not limited to, the following: the risk that the manufactured lot of EGRIFTATM fails routine testing and becomes unavailable for distribution, the risk that we are unable to find commercial partners in Europe, the risk that we incur various delays in resuming the distribution of EGRIFTATM in the United States and that such delays require that we seek financing through the issuance of equity, debt-securities or the sale of assets in order to continue our operations, the risk that we are unable to grow the patient base for EGRIFTATM in the United States and that our commercial operations do not generate high revenues, the risk that EGRIFTATM is not approved in Brazil and Mexico, the risk that conflicts occur with our third-party suppliers jeopardizing the manufacture and/or commercialization of EGRIFTATM, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls if and when it becomes available, the risk that, even if approved in territories outside of the United States, EGRIFTATM is not accepted in these marketplaces or is not on the list of reimbursed drugs by third-party payors and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com for additional risks regarding the Company and its operation. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.